UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Unaudited financial results (standalone and consolidated) for the quarter and six months ended September 30, 2026
3.	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank
4.	News Release

OTHER NEWS

Subject: Outcome of Board Meeting held on October 17, 2026

IBN

ICICI Bank Limited (the Bank) Report on Form 6-K

In terms of the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, (“SEBI Listing Regulations”), we write to inform you that the Board of Directors of ICICI Bank Limited (“the Bank”), at its meeting held today, inter alia, approved the following:

1.	Unaudited financial results of the Bank (standalone and consolidated) for the quarter and six months ended September 30, 2026.

We enclose herewith the following as Annexure I:

o	Unaudited financial results (standalone and consolidated) for the quarter and six months ended September 30, 2026;

o	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank; and

o	News Release on the unaudited financial results for the quarter and six months ended September 30, 2026.

2.	Filing of an application with Reserve Bank of India (RBI) seeking its approval for the continuation of Mr. Pradeep Kumar Sinha (DIN: 00145126) as a Non-executive Part-time Chairperson of the Bank for a further period from July 1, 2027 till February 16, 2029 which is within his tenure as Independent Director approved by the Board and shareholders. This information is being filed in continuation of the disclosures filed by the Bank on February 17, 2024 and May 24, 2024.

The Board meeting commenced at 9:40 a.m. and concluded at 2:15 p.m.

Please take the above information on record.

Annexure I

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-40088900

Website: www.icici.bank.in, Email: companysecretary@icici.bank.in

STANDALONE FINANCIAL RESULTS

								(₹ in crore)
Sr. No.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
			(Q2-2027)	(Q1-2027)	(Q2-2026)	(H1-2027)	(H1-2026)	(FY2026)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		49,110.00	45,670.78	41,757.95	94,780.78	84,704.86	169,946.09
	a)	Interest/discount on advances/bills	38,261.09	35,213.58	32,183.68	73,474.67	64,726.60	130,605.55
	b)	Income on investments	9,036.26	8,376.24	8,459.54	17,412.50	17,172.38	33,592.73
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	1,113.22	901.25	646.99	2,014.47	1,414.39	2,862.93
	d)	Others	699.43	1,179.71	467.74	1,879.14	1,391.49	2,884.88
2.	Other income		8,047.49	8,576.06	7,575.54	16,623.55	16,080.44	30,757.59
3.	TOTAL INCOME (1)+(2)		57,157.49	54,246.84	49,333.49	111,404.33	100,785.30	200,703.68
4.	Interest expended		23,771.31	21,286.43	20,228.49	45,057.74	41,540.94	81,870.86
5.	Operating expenses (e)+(f)		12,810.95	12,574.34	11,807.04	25,385.29	23,200.56	47,233.95
	e)	Employee cost	4,927.87	5,004.64	4,341.84	9,932.51	9,084.92	17,974.89
	f)	Other operating expenses	7,883.08	7,569.70	7,465.20	15,452.78	14,115.64	29,259.06
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		36,582.26	33,860.77	32,035.53	70,443.03	64,741.50	129,104.81
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		20,575.23	20,386.07	17,297.96	40,961.30	36,043.80	71,598.87
8.	Provisions (other than tax) and contingencies		850.69	1,260.45	914.11	2,111.14	2,728.68	5,380.42
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		19,724.54	19,125.62	16,383.85	38,850.16	33,315.12	66,218.45
10.	Exceptional items		..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		19,724.54	19,125.62	16,383.85	38,850.16	33,315.12	66,218.45
12.	Tax expense (g)+(h)		4,881.51	4,321.12	4,024.96	9,202.63	8,188.02	16,071.81
	g)	Current tax	4,726.10	4,233.18	3,732.30	8,959.28	7,666.15	15,451.22
	h)	Deferred tax	155.41	87.94	292.66	243.35	521.87	620.59
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)		14,843.03	14,804.50	12,358.89	29,647.53	25,127.10	50,146.64
14.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)		14,843.03	14,804.50	12,358.89	29,647.53	25,127.10	50,146.64
16.	Paid-up equity share capital (face value ₹ 2 each)		1,435.96	1,434.94	1,428.95	1,435.96	1,428.95	1,432.23
17.	Reserves excluding revaluation reserves							329,372.57

									(₹ in crore)
Sr. No.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2026 (Q2-2027)	June 30, 2026 (Q1-2027)	September 30, 2025 (Q2-2026)	September 30, 2026 (H1-2027)	September 30, 2025 (H1-2026)	March 31, 2026 (FY2026)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		16.68%	16.84%	15.76%	16.68%	15.76%	17.18%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	20.68	20.65	17.31	41.34	35.22	70.21
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	20.45	20.42	17.06	40.86	34.69	69.20
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		23,335.24	23,846.59	23,849.66	23,335.24	23,849.66	23,051.93
	ii)	Net non-performing customer assets		5,706.22	5,908.27	5,827.00	5,706.22	5,827.00	5,459.46
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.20%	1.38%	1.58%	1.20%	1.58%	1.40%
	iv)	% of net non-performing customer assets to net customer assets		0.30%	0.35%	0.39%	0.30%	0.39%	0.33%
20.	Return on assets (annualised)			2.26%	2.49%	2.36%	2.37%	2.40%	2.33%
21.	Net worth[2]			349,436.61	343,010.80	301,627.90	349,436.61	301,627.90	326,794.68
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.35	0.17	0.19	0.35	0.19	0.19
25.	Total debts to total assets[4]			7.51%	5.19%	5.23%	7.51%	5.23%	5.27%
1.	Customer assets consists of advances and credit substitutes. At September 30, 2026, the percentage of gross non-performing advances (net of write-off) to gross advances was 1.23% (June 30, 2026: 1.42%, March 31, 2026: 1.44%, September 30, 2025: 1.64%) and net non-performing advances to net advances was 0.31% (June 30, 2026: 0.36%, March 31, 2026: 0.35%, September 30, 2025: 0.41%).

2.	Net worth is computed as per Reserve Bank of India (Commercial Banks – Asset Liability Management) Directions, 2025. Net worth also includes Available for Sale (‘AFS’) Reserve.

3.	Debt represents borrowings with residual maturity of more than one year.

4.	Total debts represent total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)

Particulars	At
	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
CAPITAL AND LIABILITIES
Capital	1,435.96	1,434.94	1,432.23	1,428.95
Employees stock options/units outstanding	2,862.86	2,712.72	2,682.07	2,317.13
Reserves and surplus	356,294.65	349,343.57	333,257.12	307,696.39
Deposits	2,049,874.18	1,833,585.79	1,794,624.98	1,612,824.94
Borrowings (includes subordinated debt)	204,552.66	126,291.55	124,994.11	111,818.38
Other liabilities and provisions	110,266.23	119,057.47	115,540.49	100,184.75
TOTAL CAPITAL AND LIABILITIES	2,725,286.54	2,432,426.04	2,372,531.00	2,136,270.54

ASSETS
Cash and balances with Reserve Bank of India	100,119.68	73,942.76	121,024.05	79,471.64
Balances with banks and money at call and short notice	144,268.41	89,104.37	109,311.11	57,208.64
Investments	557,494.20	538,534.25	492,217.33	499,591.99
Advances	1,831,579.85	1,631,259.71	1,553,892.95	1,408,456.43
Fixed assets	14,048.61	13,813.06	13,922.47	13,273.15
Other assets	77,775.79	85,771.89	82,163.09	78,268.69
TOTAL ASSETS	2,725,286.54	2,432,426.04	2,372,531.00	2,136,270.54

STANDALONE CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Period ended
		September 30, 2026	March 31, 2026	September 30, 2025
		(H1-2027)	(FY2026)	(H1-2026)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		38,850.16	66,218.45	33,315.12

Adjustments for:
Depreciation and amortisation		1,319.34	2,540.78	1,205.27
Net (appreciation)/depreciation on investments		(865.40)	534.97	(346.48)
Specific provision for non-performing loans, restructured and standard loans		2,122.99	6,208.10	3,142.17
General provision for standard assets		1,354.79	768.13	181.70
Provision for contingencies & others		122.21	(940.98)	(84.51)
Employees stock options/units expense		535.49	943.11	501.02
Income from subsidiaries and associates		(1,573.01)	(3,458.41)	(2,145.78)
(Profit)/loss on sale of fixed assets and other assets		(19.30)	(289.92)	(20.70)
	(i)	41,847.27	72,524.23	35,747.81

Adjustments for:
(Increase)/decrease in investments		(8,833.36)	28,273.81	17,653.05
(Increase)/decrease in advances		(279,860.64)	(218,334.89)	(69,832.44)
Increase/(decrease) in deposits		255,292.20	184,274.30	2,466.18
(Increase)/decrease in other assets		4,827.52	(10,062.74)	(5,284.27)
Increase/(decrease) in other liabilities and provisions		(7,647.74)	20,498.87	4,360.05
	(ii)	(36,222.02)	4,649.35	(50,637.43)

Refund/(payment) of direct taxes	(iii)	(8,033.42)	(12,447.98)	(4,277.25)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(2,408.17)	64,725.60	(19,166.87)
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries/joint ventures/associates (including application money)		(1,824.23)	(2,567.92)	504.63
Income from subsidiaries and associates		1,573.01	3,458.41	2,145.78
Purchase of fixed assets		(1,349.80)	(2,732.26)	(1,671.94)
Proceeds from sale of fixed assets		24.77	27.56	19.92
(Purchase)/sale of held-to-maturity securities		(53,548.70)	(14,513.65)	(12,195.71)
Net cash flow from/(used in) investing activities	(B)	(55,124.95)	(16,327.86)	(11,197.32)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs/ESUSs)		622.49	1,360.65	784.82
Proceeds from long-term borrowings		75,234.57	34,783.42	11,310.94
Repayment of long-term borrowings		(14,766.38)	(38,638.46)	(18,775.28)
Net proceeds/(repayment) of short-term borrowings		18,992.91	5,774.91	(4,300.43)
Dividend paid		(8,610.72)	(7,853.15)	(7,853.15)
Net cash flow from/(used in) financing activities	(C)	71,472.87	(4,572.63)	(18,833.10)
Effect of exchange fluctuation on translation reserve	(D)	113.18	948.05	315.57

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		14,052.93	44,773.16	(48,881.72)

Cash and cash equivalents at beginning of the year		230,335.16	185,562.00	185,562.00
Cash and cash equivalents at end of the period/year		244,388.09	230,335.16	136,680.28
1.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

Notes on standalone financial results:

1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on October 17, 2026.

2.	The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.

3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated May 5, 2021 (Resolution Framework 2.0) at September 30, 2026 are given below:

(₹ in crore)

Type of borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31, 2026 (A) [5]	Of (A), aggregate debt that slipped into NPA during six months ended September 30, 2026[1]	Of (A) amount written off during six months ended September 30, 2026	Of (A) amount paid by the borrowers during six months ended September 30, 2026[2,5,6]	Exposure to accounts classified as Standard consequent to implementation of resolution plan at September 30, 2026[5]
Personal Loans[3]	758.20	19.47	0.14	65.98	672.75
Corporate persons[4]	478.01	..	..	470.92	7.09
Of which MSMEs	..	..	..	..	..
Others	259.18	9.16	0.07	96.75	153.27
Total	1,495.39	28.63	0.21	633.65	833.11
1.	Includes cases which have been written off during the period.

2.	Net of increase in exposure during the period.

3.	Includes various categories of retail loans.

4.	As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

5.	Represents borrower level credit exposure computed as per RBI guidelines on exposure norms.

6.	Includes cases subsequently classified as standard.

4.	Details of loans sold/acquired by the Bank as per Reserve Bank of India (Commercial Banks-Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 are given below:

a) Loans not in default

(i) Details of loans not in default sold/acquired under assignment/participation during six months ended September 30, 2026:

(₹ in crore)

Particulars	Loans acquired	Loans sold
Amount of loan	7,711.77	1,648.00
Weighted average residual maturity (in years)	7.56	5.28
Weighted average holding period of the originator (in years)[1]	1.12	4.30
Retention of beneficial economic interest by the originator	1,026.59	1,265.10
Tangible security coverage (times)	1.28	0.56
1.	Reckoned based on current facility terms with the Borrowe₹

2.	In addition, the Bank has acquired facilities amounting to ₹ 1,438.86 crore and has sold facilities amounting to ₹ 1,409.49 crore during six months ended September 30, 2026 through novation.

3.	In addition, the Bank has acquired loans amounting to ₹ 1,267.08 crore through risk participation from secondary market.

4.	The disclosure includes loans acquired through buyout and co-lending similar to direct assignment.

(ii) Details of rating-wise distribution of the loans sold/acquired under assignment during six months ended September 30, 2026:

(₹ in crore)

Rating	Loans acquired	Loans sold
Ind A, AA, A+, AA+, A-, AA-, BBB	770.37	115.51
ICRA A, AA, A+, A-, AA-	..	215.00
Care A, A+, AAA, A-, AA-, BBB, BBB-	839.18	317.28
Crisil A, AA, A+, AA+, A-, AA-, BBB+	..	900.21
Moody B1-	289.93	..
S&P BBB-	272.99	..
1.	Excluding retail and other unrated loans.

b) Stressed loans (NPA and Special Mention Account accounts)

(i) Details of stressed loans classified as NPA sold by the Bank during six months ended September 30, 2026:

(₹ in crore)

Particulars	To ARCs	To permitted transferees
Number of accounts	127	2
Aggregate principal outstanding of loans transferred[2]	346.02	26.67
Weighted average residual tenor of the loans transferred[3]	..	..
Net book value of loans transferred (at the time of transfer)[4]	42.17	..
Aggregate consideration	284.70	25.00
Additional consideration realized in respect of accounts transferred in earlier years	..	..
1.	Excess provision reversed (including consideration received against accounts technically written off) to profit and loss account on account of sale of NPAs to ARCs was ₹ 242.53 crore and ₹ 25.0 crore on account of transfer to other permitted transferees.

2.	Net of write-off.

3.	For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

4.	Net of write-off and provisions.

(ii) The Bank has not sold/acquired loans classified as Special Mention Account during six months ended September 30, 2026.

(iii) The Bank has not acquired non-performing loans during six months ended September 30, 2026.

(iv) Details of rating-wise distribution of SRs held by the Bank at September 30, 2026:

(₹ in crore)

Rating	NAV estimate %	Carrying value[1]
RR1	Above 100%	114.79
RR2	Above 75% upto 100%	..
RR3	Above 50% upto 75%	..
RR4	Above 25% upto 50%	..
RR5	Upto 25%	609.52
Total		724.31
1.	Amount represents net of specific provisions.

2.	Fully provided.

3.	The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

5.	Details of projects under implementation as per Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 for three months ended September 30, 2026.

(₹ in crore)

Sr. No.	Particulars	No of Accounts	Total outstanding[1]
1	Projects under implementation accounts at the beginning of the quarter	941	27,289.00
2	Projects under implementation accounts sanctioned during the quarter	342	1,904.32
3	Projects under implementation accounts where DCCO has been achieved during the quarter	201	3,285.39
4	Projects under implementation accounts at the end of the quarter (1+2-3)	1,082	29,826.37[2]
5	Out of ‘4’ – accounts in respect of which resolution process involving extension in original/extended DCCO, as the case may be has been invoked	112	2,056.76
5.1	Out of ‘5’ – accounts in respect of which Resolution plan has been implemented	8	202.75
5.2	Out of ‘5’ – accounts in respect of which Resolution plan is under implementation	104	1,854.01
5.3	Out of ‘5’ – accounts in respect of which Resolution plan has failed	..	..
6	Out of ‘5’, accounts in respect of which resolution process involving extension in original/extended DCCO has been invoked due to change in scope and size of the project	3	14.92
7	Out of ‘5’, accounts in respect of which cost overrun associated with extension in DCCO was funded	2	133.90
7.1	Out of ‘7’, accounts where SBCF was sanctioned during financial closure and renewed continuously	..	..
7.2	Out of ‘7’, accounts where SBCF was not pre-sanctioned or renewed continuously	..	..
8	Out of ‘4’ – accounts in respect of which resolution process not involving extension in DCCO has been invoked	15	405.97
8.1	Out of ‘8’ – accounts in respect of which Resolution plan has been implemented	1	1.87
8.2	Out of ‘8’ – accounts in respect of which Resolution plan is under implementation	12	191.85
8.3	Out of ‘8’ – accounts in respect of which Resolution plan has failed	2	212.25

1. Represents loans and advances net of provision.

2. Includes movement of ₹ 3,918.44 crore during Q2-2027 to projects under implementation accounts existing at the beginning of the quarter.

6.	The following tables set forth, for the period indicated, details of Co-Lending Arrangements (CLAs) on an aggregate basis as per Reserve Bank of India (Commercial Banks – Transfer and Distribution of Credit Risk) Directions, 2025.

(₹ in crore)

Sr. No.	Particulars	At September 30, 2026
1	Quantum of CLAs
	-Number of CLA partners (No)	5
	-Number of outstanding cases (No)	11,657
	-Amount of Gross outstanding (₹)	1,662.64[1]
2	Weighted average rate of interest (%)	8.80%
3	Fees paid during the quarter (₹)	4.48
4	Broad sectors in which CLA was made	Home Loan, Loan against property, Business Loan, Jewel loan
5	Performance of loans under CLA
	-Standard loans (₹)	1,583.13[1]
	-Non-Performing loans (₹)	79.51[1]
6	Details related to default loss guarantee (if any) (₹)	..
1.	Excludes written-off accounts.

7.	At September 30, 2026, the Banks holds contingency provision of ₹ 13,100.00 crore (June 30, 2026, March 31, 2026 and September 30, 2025: ₹ 13,100.00 crore).

8.	During FY2026, following its annual supervisory review, the Reserve Bank of India had directed the Bank to make a standard asset provision of ₹ 1,283.00 crore in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. The Bank had undertaken an exercise to comprehensively review the current status of such loans with regards to their eligibility to be classified as agricultural priority sector lending. The Bank continues to hold the additional standard asset provision till completion of the review process.

9.	During Q2-2027, the Bank has allotted 5,130,452 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.

10.	Regulation 52 (7)/(7A) of SEBI LODR Regulations is not applicable for the quarter ended September 30, 2026, as there are no issue proceeds of non-convertible securities pending for utilisation.

11.	Previous period/year figures have been re-grouped wherever necessary to conform to current period classification.

12.	The above standalone financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants and issued unmodified conclusion/opinion thereon.

13.	₹ 1.00 crore = ₹ 10.0 million.

STANDALONE SEGMENTAL RESULTS

(₹ in crore)

Sr No.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
		(Q2-2027)	(Q1-2027)	(Q2-2026)	H1-2027	H1-2026	(FY2026)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	43,723.90	42,166.49	40,758.81	85,890.39	81,216.91	162,394.20
b	Wholesale banking	27,035.05	25,326.59	21,111.95	52,361.64	42,562.71	87,847.28
c	Treasury	39,532.75	37,211.69	33,913.18	76,744.44	70,838.55	138,409.17
d	Other Banking	3,570.59	1,633.05	958.41	5,203.64	2,377.81	4,702.94
	Total segment revenue	113,862.29	106,337.82	96,742.35	220,200.11	196,995.98	393,353.59
	Less: Inter segment revenue	56,704.80	52,090.98	47,408.86	108,795.78	96,210.68	192,649.91
	Income from operations	57,157.49	54,246.84	49,333.49	111,404.33	100,785.30	200,703.68
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	7,716.35	6,238.90	6,318.82	13,955.25	11,053.73	23,244.23
b	Wholesale Banking	7,910.52	7,479.26	5,758.89	15,389.78	11,146.45	24,488.98
c	Treasury	4,015.60	4,822.43	4,141.41	8,838.03	10,402.32	17,229.86
d	Other banking	82.07	585.03	164.73	667.10	712.62	1,255.38
	Total segment results	19,724.54	19,125.62	16,383.85	38,850.16	33,315.12	66,218.45
3.	Segment assets
a	Retail Banking	927,950.99	897,557.79	829,148.84	927,950.99	829,148.84	878,848.27
b	Wholesale banking	815,723.77	734,133.68	590,307.68	815,723.77	590,307.68	678,574.42
c	Treasury	832,459.24	739,419.01	672,716.94	832,459.24	672,716.94	761,180.39
d	Other Banking	145,209.07	57,243.26	39,919.15	145,209.07	39,919.15	49,768.52
e	Unallocated	3,943.47	4,072.30	4,177.93	3,943.47	4,177.93	4,159.40
	Total segment assets	2,725,286.54	2,432,426.04	2,136,270.54	2,725,286.54	2,136,270.54	2,372,531.00
4.	Segment liabilities
a	Retail Banking	1,297,634.12	1,247,505.62	1,157,436.92	1,297,634.12	1,157,436.92	1,220,339.34
b	Wholesale banking	684,626.52	660,596.38	514,233.91	684,626.52	514,233.91	644,705.85
c	Treasury	220,641.18	146,569.47	130,905.73	220,641.18	130,905.73	147,173.69
d	Other Banking	145,083.37	6,906.14	5,853.04	145,083.37	5,853.04	7,109.19
e	Unallocated	16,707.88	17,357.20	16,398.47	16,707.88	16,398.47	15,831.51
	Total segment liabilities	2,364,693.07	2,078,934.81	1,824,828.07	2,364,693.07	1,824,828.07	2,035,159.58
5.	Capital Employed	360,593.47	353,491.23	311,442.47	360,593.47	311,442.47	337,371.42
6.	Total (4) + (5)	2,725,286.54	2,432,426.04	2,136,270.54	2,725,286.54	2,136,270.54	2,372,531.00

Notes on standalone segmental results:

1.	'The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular on formats for publishing financial results

2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

'RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(₹ in crore)

Sr No.	Particulars	Segment Revenue	Segment Results	Segment assets	Segment liabilities
	Q2-2027
	Retail Banking	43,723.90	7,716.35	927,950.99	1,297,634.12
(i)	Digital Banking	12,002.44	2,316.48	149,550.03	313,980.60
(ii)	Other Retail Banking	31,721.46	5,399.87	778,400.96	983,653.52
	Q1-2027
	Retail Banking	42,166.49	6,238.90	897,557.79	1,247,505.62
(i)	Digital Banking	11,605.23	2,063.53	146,977.60	300,432.10
(ii)	Other Retail Banking	30,561.26	4,175.37	750,580.19	947,073.52
	Q2-2026
	Retail Banking	40,758.81	6,318.82	829,148.84	1,157,436.92
(i)	Digital Banking	11,061.20	1,687.26	146,693.68	246,066.35
(ii)	Other Retail Banking	29,697.61	4,631.56	682,455.16	911,370.57
3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.

5.	"Other Banking" includes leasing operations and items not attributable to any particular business segment of the Bank.

6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

For and on behalf of the Board of Directors

Ajay Kumar Gupta
Mumbai	Executive Director
October 17, 2026	DIN- 07580795

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-40088900

Website: www.icici.bank.in, Email: companysecretary@icici.bank.in

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. No.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
			(Q2-2027)	(Q1-2027)	(Q2-2026)	(H1-2027)	(H1-2026)	(FY2026)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Interest earned (a)+(b)+(c)+(d)		55,991.91	52,240.85	48,180.91	108,232.76	97,260.87	195,218.46
	a)	Interest/discount on advances/bills	40,404.12	37,183.08	33,975.01	77,587.20	68,246.45	137,804.26
	b)	Income on investments	13,239.43	12,370.84	12,608.38	25,610.27	25,261.38	49,688.72
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	1,475.82	1,259.33	949.43	2,735.15	2,054.52	4,180.80
	d)	Others	872.54	1,427.60	648.09	2,300.14	1,698.52	3,544.68
2	Other income (e)+(f)		32,169.27	27,448.37	27,965.68	59,617.64	53,461.75	116,899.90
	e)	Premium and other operating income from insurance business	21,392.71	16,780.17	18,432.50	38,172.88	33,168.88	77,624.19
	f)	Others	10,776.56	10,668.20	9,533.18	21,444.76	20,292.87	39,275.71
3	TOTAL INCOME (1)+(2)		88,161.18	79,689.22	76,146.59	167,850.40	150,722.62	312,118.36
4	Interest expended		25,656.27	23,063.72	22,017.39	48,719.99	45,107.45	89,028.58
5	Operating expenses (g)+(h)+(i)		38,494.94	34,021.17	34,155.31	72,516.11	64,324.47	140,393.62
	g)	Employee cost	6,919.34	6,911.57	6,120.22	13,830.91	12,758.44	25,258.62
	h)	Claims and benefits paid and other expenses pertaining to insurance business	22,351.74	18,259.76	19,524.33	40,611.50	35,396.69	81,836.36
	i)	Other operating expenses	9,223.86	8,849.84	8,510.76	18,073.70	16,169.34	33,298.64
6	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		64,151.21	57,084.89	56,172.70	121,236.10	109,431.92	229,422.20
7	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		24,009.97	22,604.33	19,973.89	46,614.30	41,290.70	82,696.16
8	Provisions (other than tax) and contingencies		895.21	1,297.20	909.31	2,192.41	2,731.64	5,638.83
9	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)		23,114.76	21,307.13	19,064.58	44,421.89	38,559.06	77,057.33
10	Exceptional items		..	..	..	..	..	..
11	Add: Share of profit in associates		76.99	66.48	61.75	143.47	124.28	262.85
12	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)-(10)+(11)		23,191.75	21,373.61	19,126.33	44,565.36	38,683.34	77,320.18
13	Tax expense (j)+(k)		5,802.89	5,097.39	4,808.18	10,900.28	9,908.86	19,383.93
	j)	Current tax	5,655.09	4,946.93	4,580.50	10,602.02	9,481.50	18,709.57
	k)	Deferred tax	147.80	150.46	227.68	298.26	427.36	674.36
14	Less: Share of profit/(loss) of minority shareholders		1,055.68	836.16	961.09	1,891.84	1,859.82	3,728.55
15	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)-(14)		16,333.18	15,440.06	13,357.06	31,773.24	26,914.66	54,207.70
16	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17	NET PROFIT FOR THE PERIOD (15)–(16)		16,333.18	15,440.06	13,357.06	31,773.24	26,914.66	54,207.70
18	Paid-up equity share capital (face value ₹ 2/- each)		1,435.96	1,434.94	1,428.95	1,435.96	1,428.95	1,432.23
19	Reserves excluding revaluation reserves							355,001.08
20	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		22.76	21.54	18.71	44.30	37.73	75.89
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		22.49	21.29	18.42	43.78	37.13	74.77

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	September 30, 2026	June 30, 2026	March 31, 2026	September 30, 2025
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,435.96	1,434.94	1,432.23	1,428.95
Employee stock options/units outstanding	2,862.86	2,712.72	2,682.07	2,317.13
Reserves and surplus	386,225.63	376,382.05	358,946.11	331,806.80
Minority interest	19,680.89	17,533.42	16,510.96	16,238.35
Deposits	2,091,538.51	1,870,362.74	1,830,020.12	1,645,864.93
Borrowings (includes subordinated debt)	295,561.42	226,317.72	220,264.28	215,239.67
Policyholders' funds	309,633.99	314,692.25	296,499.07	304,989.96
Other liabilities and provisions	186,013.73	192,971.05	188,143.13	168,599.59
Total Capital and Liabilities	3,292,952.99	3,002,406.89	2,914,497.97	2,686,485.38

Assets
Cash and balances with Reserve Bank of India	100,196.53	74,009.08	121,237.19	79,543.21
Balances with banks and money at call and short notice	175,065.51	122,484.20	143,743.53	88,025.14
Investments	948,727.57	939,300.36	870,719.88	899,797.88
Advances	1,935,385.44	1,729,327.48	1,644,657.97	1,492,161.12
Fixed assets	17,539.85	17,329.29	17,420.34	16,562.12
Other assets	104,309.65	109,406.43	106,169.01	101,936.48
Goodwill on consolidation	11,728.44	10,550.05	10,550.05	8,459.43
Total Assets	3,292,952.99	3,002,406.89	2,914,497.97	2,686,485.38

CONSOLIDATED CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Period ended
		September 30, 2026	March 31, 2026	September 30, 2025
		(H1-2027)	(FY2026)	(H1-2026)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		42,673.52	73,591.64	36,823.52

Adjustments for:
Depreciation and amortisation		1,655.85	3,122.65	1,468.57
Net (appreciation)/depreciation on investments		(1,198.67)	290.34	(256.55)
Specific provision for non performing loans, restructured and standard loans		2,169.72	6,276.82	3,154.44
General provision for standard assets		1,392.47	835.54	194.54
Provision for contingencies & others		139.75	(867.56)	(51.45)
(Profit)/loss on sale of fixed assets and other assets		(19.20)	(288.62)	(20.97)
Employees stock options/units expense		540.14	968.70	501.02
	(i)	47,353.58	83,929.51	41,813.12
Adjustments for:
(Increase)/decrease in investments		(19,572.99)	6,075.31	6,780.71
(Increase)/decrease in advances		(292,947.94)	(230,271.07)	(74,651.85)
Increase/(decrease) in deposits		261,561.38	188,380.06	4,216.78
(Increase)/decrease in other assets		1,120.78	(13,493.83)	(6,063.42)
Increase/(decrease) in other liabilities and provisions[1]		7,814.98	49,253.39	16,362.74
	(ii)	(42,023.79)	(56.14)	(53,355.04)

Refund/(payment) of direct taxes	(iii)	(9,797.54)	(16,547.95)	(5,819.07)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(4,467.75)	67,325.42	(17,360.99)
Cash flow from/(used in) investing activities
Purchase of fixed assets		(1,648.07)	(3,730.00)	(2,043.73)
Proceeds from sale of fixed assets		26.30	182.94	20.40
(Purchase)/sale of held to maturity securities		(50,935.64)	(9,466.53)	(16,783.84)
Net cash flow from/(used in) investing activities	(B)	(52,557.41)	(13,013.59)	(18,807.17)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs/ESUSs)		622.49	1,360.65	784.82
Proceeds from long-term borrowings		81,307.36	48,178.77	16,619.58
Repayment of long-term borrowings		(19,606.82)	(50,153.21)	(24,275.82)
Net proceeds/(repayment) of short-term borrowings		13,481.44	3,806.39	3,978.31
Dividend paid		(8,610.72)	(7,853.15)	(7,853.15)
Net cash flow from/(used in) financing activities	(C)	67,193.75	(4,660.55)	(10,746.26)
Effect of exchange fluctuation on translation reserve	(D)	112.73	1,305.98	459.31

Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)		10,281.32	50,957.26	(46,455.11)

Cash and cash equivalents at beginning of the period/year		264,980.72	214,023.46	214,023.46
Cash and cash equivalents at end of the period/year		275,262.04	264,980.72	167,568.35
1.	Including adjustments for increase/(decrease) in Policyholders' funds.

2.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

Notes on consolidated financial results:

1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on October 17, 2026.

2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards 25 “Interim Financial Reporting”(‘AS 25’),prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Regulations’) as amended including relevant circulars issued by SEBI from time to time.

3.	During Q2-2027, the Bank has allotted 5,130,452 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.

4.	At September 30, 2026, the Bank has 17 subsidiaries (including two step-down subsidiaries) and two associates.

5.	During Q2-2027, the Bank has acquired 2.0% additional stake in ICICI Life Insurance Limited (formerly known as ICICI Prudential Life Insurance Company Limited) through stock exchange mechanism. Accordingly, the Bank has recognised a goodwill of ₹ 1,178.39 crore in consolidated financial statements at September 30, 2026.

6.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icici.bank.in/regulatory-disclosure.

7.	Previous period/year figures have been re-grouped wherever necessary to conform to current period classification.

8.	The above consolidated financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants who have issued an unmodified conclusion/opinion thereon.

9.	₹ 1.00 crore = ₹ 10.0 million.

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
		(Q2-2027)	(Q1-2027)	(Q2-2026)	(H1-2027)	(H1-2026)	(FY2026)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Segment Revenue
a	Retail Banking	43,723.90	42,166.49	40,758.81	85,890.39	81,216.91	162,394.20
b	Wholesale Banking	27,035.05	25,326.59	21,111.95	52,361.64	42,562.71	87,847.28
c	Treasury	39,522.11	37,211.69	33,888.26	76,733.80	70,861.46	138,430.36
d	Other Banking	4,416.41	2,431.60	1,648.97	6,848.01	3,761.56	7,516.73
e	Life Insurance	17,504.35	13,633.29	15,430.13	31,137.64	27,501.08	65,472.05
f	General Insurance	8,597.81	7,541.71	7,283.32	16,139.52	14,180.96	28,890.61
g	Others	5,160.30	5,173.64	4,833.13	10,333.94	10,106.66	19,970.13
	Total segment revenue	145,959.93	133,485.01	124,954.57	279,444.94	250,191.34	510,521.36
	Less: Inter segment revenue	57,798.75	53,795.79	48,807.98	111,594.54	99,468.72	198,403.00
	Income from operations	88,161.18	79,689.22	76,146.59	167,850.40	150,722.62	312,118.36
2	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	7,716.34	6,238.90	6,318.82	13,955.24	11,053.73	23,244.23
b	Wholesale Banking	7,910.52	7,479.26	5,758.89	15,389.78	11,146.45	24,488.98
c	Treasury	4,004.96	4,822.43	4,116.47	8,827.39	10,425.17	17,250.94
d	Other Banking	209.53	718.74	285.79	928.27	964.70	1,702.73
e	Life Insurance	435.55	431.44	347.02	866.99	691.85	1,807.68
f	General Insurance	1,247.41	535.71	1,077.25	1,783.12	2,070.98	3,658.97
g	Others	2,042.49	2,190.57	1,961.18	4,233.06	4,342.36	8,378.42
	Total segment results	23,566.80	22,417.05	19,865.42	45,983.85	40,695.24	80,531.95
	Less: Inter segment adjustment	452.04	1,109.92	800.84	1,561.96	2,136.18	3,474.62
	Add: Share in profit of associates	76.99	66.48	61.75	143.47	124.28	262.85
	Profit before tax and minority interest	23,191.75	21,373.61	19,126.33	44,565.36	38,683.34	77,320.18
3	Segment assets
a	Retail Banking	927,950.99	897,557.79	829,148.84	927,950.99	829,148.84	878,848.27
b	Wholesale Banking	815,723.77	734,133.68	590,307.68	815,723.77	590,307.68	678,574.42
c	Treasury	833,890.78	740,784.13	673,893.66	833,890.78	673,893.66	762,478.76
d	Other Banking	209,628.57	118,446.22	91,312.91	209,628.57	91,312.91	110,716.07
e	Life Insurance	331,954.31	337,207.23	324,140.02	331,954.31	324,140.02	318,965.32
f	General Insurance	83,370.94	78,116.47	73,584.86	83,370.94	73,584.86	75,515.13
g	Others	103,238.11	108,960.52	113,871.25	103,238.11	113,871.25	103,525.82
h	Unallocated	4,007.43	4,112.15	4,418.00	4,007.43	4,418.00	4,262.13
	Total	3,309,764.90	3,019,318.19	2,700,677.22	3,309,764.90	2,700,677.22	2,932,885.92
	Less: Inter segment adjustment	16,811.91	16,911.30	14,191.84	16,811.91	14,191.84	18,387.95
	Total segment assets	3,292,952.99	3,002,406.89	2,686,485.38	3,292,952.99	2,686,485.38	2,914,497.97
4	Segment liabilities
a	Retail Banking	1,297,634.12	1,247,505.62	1,157,436.92	1,297,634.12	1,157,436.92	1,220,339.34
b	Wholesale Banking	684,626.53	660,596.38	514,233.91	684,626.53	514,233.91	644,705.85
c	Treasury	254,064.27	177,507.39	159,629.05	254,064.27	159,629.05	177,043.78
d	Other Banking	203,025.93	61,579.69	51,132.53	203,025.93	51,132.53	61,532.31
e	Life Insurance	317,978.13	323,465.22	311,600.75	317,978.13	311,600.75	306,122.59
f	General Insurance	63,347.52	62,068.12	57,298.12	63,347.52	57,298.12	60,039.48
g	Others	83,462.57	90,346.91	97,764.34	83,462.57	97,764.34	85,695.78
h	Unallocated	15,101.38	15,719.15	16,028.72	15,101.38	16,028.72	14,346.38
	Total	2,919,240.45	2,638,788.48	2,365,124.34	2,919,240.45	2,365,124.34	2,569,825.51
	Less: Inter segment adjustment	16,811.91	16,911.30	14,191.84	16,811.91	14,191.84	18,387.95
	Total segment liabilities	2,902,428.54	2,621,877.18	2,350,932.50	2,902,428.54	2,350,932.50	2,551,437.56
5	Capital employed	390,524.45	380,529.71	335,552.88	390,524.45	335,552.88	363,060.41
	Total (4) + (5)	3,292,952.99	3,002,406.89	2,686,485.38	3,292,952.99	2,686,485.38	2,914,497.97

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular on format for publishing financial results.

2.	''Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	''Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	''Treasury' primarily includes the entire investment and derivative portfolio of the Bank.

5.	''Other Banking' includes leasing operations and items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	''Life Insurance' represents ICICI Life Insurance Limited (formerly known as ICICI Prudential Life Insurance Company Limited).

7.	''General Insurance' represents ICICI Lombard General Insurance Company Limited.

8.	''Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	''Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

For and on behalf of the Board of Directors

Ajay Kumar Gupta
Mumbai	Executive Director
October 17, 2026	DIN-07580795

B S R & Co. LLP	C N K & Associates LLP
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14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan
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Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ Limited Review Report on unaudited standalone financial results of ICICI Bank Limited for the quarter ended 30 September 2026 and year to date results for the period from 1 April 2026 to 30 September 2026 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited standalone financial results of ICICI Bank Limited (hereinafter referred to as the ‘Bank’) for the quarter ended 30 September 2026 and year to date results for the period from 1 April 2026 to 30 September 2026 (the ‘Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (the ‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’).

2.	This Statement, which is the responsibility of the Bank’s management and approved by its Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (RBI) (the ‘RBI Guidelines’), as applicable and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Accounting Standard, the RBI Guidelines, as applicable and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matte₹

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 26109503EYMFRV8883	Membership No.: 101684 UDIN: 26101684HUJBBP5353

Place: Mumbai	Place: Mumbai
Date: 17 October 2026	Date: 17 October 2026

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14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ Limited Review Report on unaudited consolidated financial results of ICICI Bank Limited for quarter ended 30 September 2026 and year to date results for the period from 1 April 2026 to 30 September 2026 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited consolidated financial results of ICICI Bank Limited (hereinafter referred to as the ‘Parent’), and its subsidiaries (the Parent and its subsidiaries together referred to as the ‘Group’), and its share of the net profit after tax of its associates for the quarter ended 30 September 2026 and year to date results for the period from 1 April 2026 to 30 September 2026 (the ‘Statement’), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the ‘Listing Regulations’), except for the disclosures prescribed by the Reserve Bank of India (the ‘RBI’) relating to consolidated Pillar 3 disclosures as at 30 September 2026, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Parent's website and in respect of which a link has been provided in Note 6 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, the guidelines and directions issued by the Reserve Bank of India (RBI) (the ‘RBI Guidelines’), guidelines issued by the Insurance Regulatory and Development Authority of India (the ‘IRDAI Guidelines’) as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review/audit reports of the other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Accounting Standard, the RBI Guidelines, the IRDAI guidelines as applicable, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 September 2026, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 6 to the Statement and have not been reviewed by us, or that it contains any material misstatement.

6.	We did not review the interim financial results of 6 subsidiaries included in the Statement, whose interim financial information reflect total assets (before consolidation adjustments) of ₹ 397,297.04 crores as at 30 September 2026 and total revenues (before consolidation adjustments) of ₹ 20,975.64 crores and ₹ 38,299.78 crores and total net profit after tax (before consolidation adjustments) of ₹ 1,443.97 crores and ₹ 3,137.12 crores for the quarter ended 30 September 2026 and for the period from 1 April 2026 to 30 September 2026 respectively and cash flows (net) (before consolidation adjustments) of ₹ (2,356.09) crores for the period from 1 April 2026 to 30 September 2026, as considered in the Statement. These interim financial results have been reviewed/audited by the other auditors whose review/audit reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the review/audit reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Further, 3 subsidiaries whose interim financial information reflects total assets (before consolidation adjustments) of ₹ 38,908.12 crores as at 30 September 2026 and total revenues (before consolidation adjustments) of ₹ 1,665.09 crores and ₹ 3,213.74 crores and total net profit after tax (before consolidation adjustments) of ₹ 440.70 crores and ₹ 846.68 crores for the quarter ended 30 September 2026 and for the period from 1 April 2026 to 30 September 2026 respectively and cash flows (net) (before consolidation adjustments) of ₹ (1,412.85) crores for the period from 1 April 2026 to 30 September 2026, as considered in the Statement has been reviewed by one of the joint auditors of the Parent and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiary companies, is based solely on the review report issued by the said auditor of the subsidiary companies and the procedures performed as stated in paragraph 3 above.

Also, 1 subsidiary whose interim financial information reflects total assets (before consolidation adjustment) of ₹ 84,235.61 crores as at 30 September 2026 and total revenues (before consolidation adjustments) of ₹ 8,597.81 crores and ₹ 16,139.52 crores and total net profit after tax (before consolidation adjustments) of ₹ 946.40 crores and ₹ 1,349.58 crores for the quarter ended 30 September 2026 and for the period from 1 April 2026 to 30 September 2026 respectively and cash flows (net) (before consolidation adjustments) of ₹ (814.55) crores for the period from 1 April 2026 to 30 September 2026, as considered in the Statement has been reviewed by the joint

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auditors of the subsidiary company, where one of the joint auditors is also the joint auditor of the Parent and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of this subsidiary company, is based solely on the review report issued by the said joint auditors of the subsidiary company and the procedures performed as stated in paragraph 3 above.

Our conclusion on the Statement is not modified in respect of above matte₹

7.	The Statement includes the interim financial information of 7 subsidiaries which have not been reviewed, whose interim financial information reflect total assets (before consolidation adjustments) of ₹ 64,666.46 crores as at 30 September 2026 and total revenue (before consolidation adjustments) of ₹ 877.42 crores and ₹ 1,708.17 crores and total net profit after tax (before consolidation adjustments) of ₹ 99.32 crores and ₹ 207.43 crores for the quarter ended 30 September 2026 and for the period from 1 April 2026 to 30 September 2026 respectively and cash flows (net) (before consolidation adjustments) of ₹ (331.18) crores for the period from 1 April 2026 to 30 September 2026, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of ₹ 76.99 crores and ₹ 143.47 crores in respect of 2 associates for the quarter ended 30 September 2026 and for the period from 1 April 2026 to 30 September 2026 respectively, as considered in the Statement, based on their financial information which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial information of the subsidiaries and associates are not material to the Group.

Our conclusion on the Statement is not modified in respect of this matter.

8.	The joint statutory auditors of ICICI Life Insurance Limited (‘ICICI Life’) (Formerly known as ICICI Prudential Life Insurance Company Limited), vide their review report dated 13 October 2026 have expressed an unmodified conclusion and have reported in the ‘Other Matter’ section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2026 is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2026 has been duly certified by the Appointed Actuary, and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their conclusion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the group reporting pack of the Company’.

Our conclusion on the Statement is not modified in respect of this matter.

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9.	The joint statutory auditors (where one of the joint auditors is also the joint auditor of the Parent) of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their review report dated 14 October 2026, have expressed an unmodified conclusion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Premium Deficiency Reserve (the ‘PDR’) and Incurred But Not Reported (‘IBNR’) and Incurred But Not Enough Reported (‘IBNER’), for non-life policies in force is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities, which are estimated using statistical methods as at 30 September 2026 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the authority. The joint statutory auditors have relied upon the Appointed Actuary's certificate in this regard for forming their conclusion on the valuation of liabilities in respect of PDR, INBR, IBNER that are estimated using statistical methods, as contained in the group reporting pack of the Company’.

Our conclusion on the Statement is not modified in respect of this matter.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036
Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 26109503JQFIRW5573	Membership No.: 101684 UDIN: 26101684FZSFPV2621

Place: Mumbai	Place: Mumbai
Date: 17 October 2026	Date: 17 October 2026

Enclosure: Annexure 1

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Annexure 1

List of entities included in unaudited consolidated financial results.

Parent Entity

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank UK PLC

3.	ICICI Bank Canada

4.	ICICI Securities Limited

5.	ICICI Securities Holdings Inc.

6.	ICICI Securities Inc.

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Venture Funds Management Company Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Trusteeship Services Limited

11.	ICICI Investment Management Company Limited

12.	ICICI International Limited

13.	ICICI Pension Fund Management Limited

14.	ICICI Life Insurance Limited (Formerly known as ICICI Prudential Life Insurance Company Limited)

15.	ICICI Lombard General Insurance Company Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Limited

Associates

19.	India Infradebt Limited

20.	Arteria Technologies Private Limited

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 17, 2026

Performance Review: Quarter ended September 30, 2026

•	Profit before tax excluding treasury grew by 23.4% year-on-year to ₹ 19,954 crore (US$ 2.1 billion) in the quarter ended September 30, 2026 (Q2-2027)

•	Core operating profit grew by 21.8% year-on-year to ₹ 20,805 crore (US$ 2.2 billion) in Q2-2027

•	Core operating profit excluding dividend from subsidiaries grew by 25.0% year-on-year to ₹ 20,342 crore (US$ 2.1 billion) in Q2-2027

•	Profit after tax grew by 20.1% year-on-year to ₹ 14,843 crore (US$ 1.5 billion) in Q2-2027

•	Total period-end deposits grew by 27.1% year-on-year to ₹ 20,49,874 crore (US$ 213.9 billion) at September 30, 2026

•	Excluding FCNR (B) deposits, total deposits grew by 17.0% year-on-year at September 30, 2026

•	Average deposits grew by 21.2% year-on-year to ₹ 18,88,219 crore (US$ 197.0 billion) in Q2-2027

•	Total loan portfolio grew by 30.0% year-on-year to ₹ 18,31,580 crore (US$ 191.1 billion) at September 30, 2026

•	Excluding loans provided by international branches of the Bank against FCNR (B) deposits, total loans grew by 24.1% year-on-year at September 30, 2026

•	Net NPA ratio was 0.30% at September 30, 2026

•	Total capital adequacy ratio was 16.68% and CET-1 ratio was 16.01% on a standalone basis, at September 30, 2026

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended September 30, 2026 (Q2-2027). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended September 30, 2026.

 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury increased by 23.4% to ₹ 19,954 crore (US$ 2.1 billion) in Q2-2027 compared to ₹ 16,164 crore (US$ 1.7 billion) in the quarter ended September 30, 2025 (Q2-2026)

•	Core operating profit increased by 21.8% year-on-year to ₹ 20,805 crore (US$ 2.2 billion) in Q2-2027 from ₹ 17,078 crore (US$ 1.8 billion) in Q2-2026

•	Core operating profit excluding dividend from subsidiaries increased by 25.0% year-on-year to ₹ 20,342 crore (US$ 2.1 billion) in Q2-2027 from ₹ 16,268 crore (US$ 1.7 billion) in Q2-2026

•	Net interest income (NII) increased by 17.7% year-on-year to ₹ 25,339 crore (US$ 2.6 billion) in Q2-2027 from ₹ 21,529 crore (US$ 2.2 billion) in Q2-2026

•	Net interest margin was 4.18% in Q2-2027 compared to 4.36% in Q1-2027 and 4.30% in Q2-2026. The benefit of interest on tax refund was negligible in Q2-2027 compared to 8 basis points in Q1-2027 and negligible in Q2-2026. Excluding the benefit of interest on tax refund, the net interest margin was 4.28% in Q1-2027.

•	Non-interest income, excluding treasury, increased by 12.5% year-on-year to ₹ 8,277 crore (US$ 864 million) in Q2-2027 from ₹ 7,356 crore (US$ 768 million) in Q2-2026

•	Fee income increased by 20.1% year-on-year to ₹ 7,795 crore (US$ 813 million) in Q2-2027 from ₹ 6,491 crore (US$ 677 million) in Q2-2026. Fees from retail, rural and business banking customers constituted about 75% of total fees in Q2-2027

•	Operating expenses increased by 8.5% year-on-year to ₹ 12,811 crore (US$ 1.3 billion) in Q2-2027 from ₹ 11,807 crore (US$ 1.2 billion) in Q2-2026

•	There was a treasury loss of ₹ 230 crore (US$ 24 million) in Q2-2027 as compared to gain of ₹ 151 crore (US$ 16 million) in Q1-2027 and ₹ 220 crore (US$ 23 million) in Q2-2026 primarily reflecting market movements

•	Provisions (excluding provision for tax) were ₹ 851 crore (US$ 89 million) in Q2-2027 compared to ₹ 914 crore (US$ 95 million) in Q2-2026. At September 30, 2026, the Bank continued to hold contingency provision of ₹ 13,100 crore (US$ 1.4 billion), and additional standard asset provision of ₹ 1,283 crore (US$ 134 million) made in Q3-2026 as directed by RBI in respect of the agricultural priority sector portfolio

•	Profit before tax increased by 20.4% year-on-year to ₹ 19,724 crore (US$ 2.1 billion) in Q2-2027 from ₹ 16,384 crore (US$ 1.7 billion) in Q2-2026

•	Profit after tax increased by 20.1% year-on-year to ₹ 14,843 crore (US$ 1.5 billion) in Q2-2027 compared to ₹ 12,359 crore (US$ 1.3 billion) in Q2-2026

Credit growth

Total advances increased by 30.0% year-on-year and 12.3% sequentially to ₹ 18,31,580 crore (US$ 191.1 billion) at September 30, 2026. Excluding loans provided by international branches of the Bank against FCNR (B) deposits, total loans grew by 24.1% year-on-year and 7.3% sequentially. The retail and rural loan portfolio grew by 14.8% year-on-year and 3.2% sequentially, and comprised 51.6% of the total loan portfolio at September 30, 2026. Including non-fund outstanding, the retail and rural portfolio was 43.0% of the total portfolio at September 30, 2026. The business banking portfolio grew by 33.8% year-on-year and 11.1% sequentially at September 30, 2026. The domestic corporate portfolio grew by 30.6% year-on-year and 10.4% sequentially at September 30, 2026. The domestic advances grew by 22.8% year-on-year and 6.8% sequentially at September 30, 2026. The overseas loan portfolio was 7.8% of the overall loan book at September 30, 2026.

 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Deposit growth

Total period-end deposits increased by 27.1% year-on-year and 11.8% sequentially to ₹ 20,49,874 crore (US$ 213.9 billion) at September 30, 2026. Excluding FCNR (B) deposits, total deposits grew by 17.0% year-on-year and 3.1% sequentially at September 30, 2026. Average deposits increased by 21.2% year-on-year and 8.0% sequentially to ₹ 18,88,219 crore (US$ 197.0 billion) in Q2-2027. Average current and savings account deposits increased by 10.7% year-on-year and 1.4% sequentially in Q2-2027. Average current account and savings account (CASA) ratio was 35.8% in Q2-2027, reflecting the increase in the term deposit base due to FCNR (B) deposit inflows.

With the addition of 145 branches during H1-2027, the Bank had a network of 7,656 branches and 12,143 ATMs & cash recycling machines at September 30, 2026.

Asset quality

The gross NPA ratio was 1.20% at September 30, 2026 compared to 1.38% at June 30, 2026 and 1.58% at September 30, 2025. The net NPA ratio was 0.30% at September 30, 2026 compared to 0.35% at June 30, 2026 and 0.39% at September 30, 2025. The gross NPA additions were ₹ 4,833 crore (US$ 504 million) in Q2-2027 compared to ₹ 5,034 crore (US$ 525 million) in Q2-2026. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,620 crore (US$ 378 million) in Q2-2027 compared to ₹ 3,648 crore (US$ 381 million) in Q2-2026. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 1,213 crore (US$ 127 million) in Q2-2027 compared to ₹ 1,386 crore (US$ 145 million) in Q2-2026. The Bank has written-off gross NPAs amounting to ₹ 1,592 crore (US$ 166 million) in Q2-2027. The provisioning coverage ratio on non-performing loans was 75.0% at September 30, 2026.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 1,185 crore (US$ 124 million) at September 30, 2026 from ₹ 1,363 crore (US$ 142 million) at June 30, 2026 and ₹ 1,624 crore (US$ 169 million) at September 30, 2025.

The loan and non-fund based outstanding to performing corporate borrowers rated BB and below was ₹ 3,547 crore (US$ 370 million) at September 30, 2026 compared to ₹ 3,485 crore (US$ 364 million) at June 30, 2026 and ₹ 3,661 crore (US$ 382 million) at September 30, 2025.

At September 30, 2026, the Bank held total provisions, other than specific provisions on fund-based outstanding to borrowers classified as non-performing, amounting to ₹ 23,815 crore (US$ 2.5 billion) or 1.3% of loans. These provisions include the contingency provisions of ₹ 13,100 crore (US$ 1.4 billion) as well as general provision on standard assets, provisions held for non-fund based outstanding to borrowers classified as non-performing, loan and non-fund based outstanding to standard borrowers under resolution and the BB and below portfolio. The Bank also continued to hold additional standard asset provision of ₹ 1,283 crore (US$ 134 million) made in Q3-2026 as directed by RBI in respect of the agricultural priority sector portfolio till completion of the review process.

 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s total capital adequacy ratio at September 30, 2026 was 16.68% and CET-1 ratio was 16.01% compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

The Bank purchased 2% additional shareholding in ICICI Life Insurance Limited for consideration of ₹ 1,470 crore (US$ 153 million) during Q2-2027.

Consolidated results

The consolidated profit after tax increased to ₹ 16,333 crore (US$ 1.7 billion) in Q2-2027 from ₹ 13,357 crore (US$ 1.4 billion) in Q2-2026

Consolidated assets grew by 22.6% year-on-year to ₹ 32,92,953 crore (US$ 343.6 billion) at September 30, 2026 from ₹ 26,86,485 crore (US$ 280.4 billion) at September 30, 2025.

Key subsidiaries

The annualised premium equivalent of ICICI Life Insurance increased to ₹ 4,935 crore (US$ 515 million) in H1-2027 from ₹ 4,286 crore (US$ 447 million) in H1-2026. Value of New Business (VNB) of ICICI Life increased to ₹ 1,283 crore (US$ 134 million) in H1-2027 from ₹ 1,049 crore (US$ 109 million) in H1-2026. The VNB margin was 26.0% in H1-2027 compared to 24.7% in FY2026 and 24.5% in H1-2026. The profit after tax increased to ₹ 374 crore (US$ 39 million) in Q2-2027 from ₹ 299 crore (US$ 31 million) in Q2-2026.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) increased to ₹ 6,792 crore (US$ 709 million) in Q2-2027 from ₹ 6,596 crore (US$ 688 million) in Q2-2026. The combined ratio stood at 107.0% in Q2-2027 compared to 105.1% in Q2-2026. Excluding the impact of CAT losses of ₹ 118 crore (US$ 12 million) in Q2-2027 and ₹ 73 crore (US$ 8 million) in Q2-2026, the combined ratio was 105.3% and 103.8% respectively. The profit after tax of ICICI General increased to ₹ 946 crore (US$ 99 million) in Q2-2027 from ₹ 820 crore (US$ 86 million) in Q2-2026.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, increased to ₹ 889 crore (US$ 93 million) in Q2-2027 from ₹ 838 crore (US$ 87 million) in Q2-2026.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, increased to ₹ 439 crore (US$ 46 million) in Q2-2027 from ₹ 425 crore (US$ 44 million) in Q2-2026.

The profit after tax of ICICI Home Finance, as per Ind AS, increased to ₹ 220 crore (US$ 23 million) in Q2-2027 from ₹ 203 crore (US$ 21 million) in Q2-2026.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2026	Q2-2026	H1-2026	Q1-2027	Q2-2027	H1-2027
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	88,075	21,529	43,164	24,384	25,339	49,723
Non-interest income	29,560	7,356	14,620	8,425	8,277	16,702
- Fee income	25,742	6,491	12,391	7,286	7,795	15,081
- Dividend income from subsidiaries	3,458	810	2,146	1,110	463	1,573
- Other income	360	55	83	29	19	48
Less:
Operating expense	47,234	11,807	23,201	12,574	12,811	25,385
Core operating profit[1]	70,401	17,078	34,583	20,235	20,805	41,040
Provisions	5,380[2]	914	2,729	1,260	851	2,111
Profit before tax excl. treasury	65,021	16,164	31,854	18,975	19,954	38,929
Treasury income	1,198	220	1,461	151	(230)	(79)
Profit before tax	66,219	16,384	33,315	19,126	19,724	38,850
Less:
Provision for taxes	16,072	4,025	8,188	4,321	4,881	9,202
Profit after tax	50,147	12,359	25,127	14,805	14,843	29,648
1.	Excluding treasury

2.	During FY2026, following its annual supervisory review, the Reserve Bank of India had directed the Bank to make a standard asset provision of ₹ 1,283 crore (US$ 134 million) in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. The Bank had undertaken an exercise to comprehensively review the current status of such loans with regards to their eligibility to be classified as agricultural priority sector lending. The Bank continues to hold the additional standard asset provision till completion of the review process.

3.	Prior period numbers have been re-arranged wherever necessary

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	30-Sep-25	31-Mar-26	30-Jun-26	30-Sep-26
	Unaudited	Audited	Unaudited	Unaudited
Capital and liabilities
Capital	1,429	1,432	1,435	1,436
Employee stock options outstanding	2,317	2,682	2,712	2,863
Reserves and surplus	3,07,696	3,33,257	3,49,344	3,56,295
Deposits	16,12,825	17,94,625	18,33,586	20,49,874
Borrowings (includes subordinated debt)	1,11,818	1,24,994	1,26,292	2,04,553
Other liabilities and provisions[1]	1,00,186	1,15,541	1,19,057	1,10,266
Total capital and liabilities	21,36,271	23,72,531	24,32,426	27,25,287

Assets
Cash and balances with Reserve Bank of India	79,472	1,21,024	73,943	1,00,120
Balances with banks and money at call and short notice	57,209	1,09,311	89,104	1,44,268
Investments	4,99,592	4,92,217	5,38,534	5,57,494[2]
Advances	14,08,456	15,53,893	16,31,260	18,31,580
Fixed assets	13,273	13,922	13,813	14,049
Other assets	78,269	82,164	85,772	77,776
Total assets	21,36,271	23,72,531	24,32,426	27,25,287
1.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.4 billion) at September 30, 2026

2.	The Bank purchased 2% additional shareholding in ICICI Life Insurance Limited for consideration of ₹ 1,470 crore (US$ 153 million)

3.	Prior period figures have been re-grouped/re-arranged wherever necessary

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icici.bank.in / datta.kausik@icici.bank.in or corporate.communications@icici.bank.in

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icici.bank.in or Nitesh Kalantri at nitesh.kalantri@icici.bank.in or ir@icici.bank.in.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 95.83

 7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: October 17, 2026	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Leadership Team